SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 21, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 21, 2007, the Company reported the following:

Background

In 1997 the Company acquired the premises which the National Executive Branch had assigned to athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town), currently owned by its subsidiary Solares de Santa María S.A. From that date onwards, the Company has brought a proceeding to validate and approve a mixed use development project (hereinafter the Project) to be built in the lot, before the governmental authorities of the City of Buenos Aires, filing the dossier and meeting all the requirements set forth in the Rule passed by the Legislative Branch of the City of Buenos Aires in 1992. The abovementioned rule (Ordinance 45,665/92) passed by the City Council of the City of Buenos Aires and published in the Official Gazette in January 1992, provided general urban standards to the lot, and stated that the “Site urban design” was to be submitted to the approval of the Urban Planning Council (Consejo de Planificación Urbana—“COPUA”) (Executive Branch).

The recent approval of the Project concerned by Decree 1584/2007 of specific character, issued by the Executive Branch of the Government of the City of Buenos Aires met the requirements set forth in the rule currently in force (Ordinance 45,665/92), and all Competent Bodies took part in the assessment thereof. The assignment of Places for Public Use and Convenience is the maximum one provided for in the Planning Code: 50% of the Lot shall be donated for public use and convenience, (357,975m2) inside which a common, nautical and recreation areas, roads, pedestrian lanes and so forth will be found.

Evolution of Approval Instances

Since its beginning, the Project has been regularly updated and requests towards final approval have been periodically filed, particularly during the last 7 years, pursuant to requirements made by the authorities holding office from time to time and according to the guidelines issued by each competent agency from the beginning of the process. As different authorities have ruled the City, the Company has been dealing with diverse formal channels aiming to obtain the final authorization of the Project:

•

In the year 2000, the Company filed a Master Plan for Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office, which would take part in the entire proceeding to finally approve the Project.

•

In 2002, by Decree 405/02, the Government issued Notice of Public Hearing to be held in June 2002, which was carried out with presence of several professional and private entities and assessed by all Competent Agencies.

•	In June 2003, by Resolution 1004- SSEPyDU-03 the Environmental Impact Statement was issued.

•	On August 12, 2003, the Company filed the Amendment of the Project to adjust it to the recommendations made by the Public Hearing.

•	In December 2005, the Hydraulic General Bureau gave its consent to the project.

•	In July 2006, COPUA made some recommendations about the project.

•	On December 13, 2006, the Company filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

1.	The project met the Guidelines of the Environmental Urban Plan

2.	The project was comprised within the proposals for the strategic development of the City’s Southern Area.

3.	A perimetrical pedestrian lane was designed along the entire site on the Río de la Plata bank.

4.	Maximum integration with the city was planned, continuing with the surrounding urban landscape, designing a shore park on Río de la Plata bank and providing vehicle access to the avenues surrounding the site.

5.	Donation of 50% of the Lot to the GCBA was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

6.	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

•

On March 29, 2007, COPUAM (Advisory Body of Government composed by Advisors from the Legislative and Executive Branches) in whole session passed the 145-COPUAM-07 REPORT, which set forth that “this Council has no objections whatsoever from the urban point of view”, to IRSA’s proposal, and requested the General Treasury to issue decision concerning the ruling scope proposed.

•	In May 2007, the Traffic Undersecretary took part at the request of the Treasury, requesting a new traffic study for the area.

•

In July and November 2007, in two new interventions, the General Town Treasury carried out a comprehensive study of the urban proposal and bill of Decree submitted to consideration, stating that “there is no legal hindrance to continue with the Bill of Decree”.

•

Prior to Execution, the Decree was subscribed by the Minister of Planning and Public Works, the Traffic and Transport Undersecretary, the Treasury Department and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works.

•

Having complied with all legal and technical instances during the last 11 years as from the date when the corresponding dossier was opened and during 15 years as from the date when the general ruling on the site was passed by the Town Council, the Chief of Government of the City, in exercise of powers conferred upon him, on November 9, 2007, set his hand on Decree No 1584/07, which passed the specific ruling.

•	On December 1, 2007 Decree No 1584 was published in the Official Gazette No.2815, fulfilling all legal rules in force.

Next steps

Notwithstanding the issuance of Decree No. 1584/07, matters concerning operation and implementation, under the different sectors of urban agencies of the City of Buenos Aires, are still pending.

Without prejudice to the above statements, the Company has learnt that the Decree has been judicially challenged on formal and procedural aspects. At the time of this report, the Company has not been duly notified about any decision issued by the authorities concerning said objections.

In that sense, and if appropriate, the Company will eventually evaluate what measures to take in order to protect the acquired rights.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 21, 2007